# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIFEWAY FOODS, INC., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 05/19/2026
Filed by CIK 0001825471
Persons authorized to receive notices and communications: Samantha Loh, Danone S.A., 59-61 rue La Fayette, Paris, France (I0), 75009, 33 1 44 35 20 20; Nancy Dowling, Danone USA Public Benefit Corporation, 1 Maple Avenue, White Plains, New York (NY), 10605, (914) 872 8400; Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403 1000

## Reporting persons
- Danone S.A. (CIK 0001825471): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Danone USA Public Benefit Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: LIFEWAY FOODS, INC.
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Comment:
This Schedule 13D is intended to serve as Amendment No. 12 to the Schedule 13D (File No. 005-50073) relating to the common stock, no par value (the "Common Stock"), of Lifeway Foods, Inc., an Illinois corporation ("Lifeway" or the "Issuer"), filed by Groupe Danone and Danone Foods, Inc. on October 12, 1999 (the "Initial Filing"), as amended by Amendment No. 1 to Schedule 13D filed on October 29, 1999, Amendment No. 2 to Schedule 13D filed on November 10, 1999, Amendment No. 3 to Schedule 13D filed on January 5, 2000, Amendment No. 4 to Schedule 13D filed by Danone S.A. and Danone North America PBC on September 23, 2024, Amendment No. 5 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, Amendment No. 6 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, Amendment No. 7 to Schedule 13D filed by Danone S.A. and Danone North America PBC on December 30, 2024, Amendment No. 8 to Schedule 13D filed by Danone S.A. and Danone North America PBC on March 3, 2025, Amendment No. 9 to the Schedule 13D filed by Danone S.A. and Danone North America PBC on August 1, 2025, Amendment No. 10 to the Schedule 13D filed by Danone S.A. and Danone North America PBC on September 18, 2025, and Amendment No. 11 to the Schedule 13D filed by Danone S.A. and Danone North America PBC on September 30, 2025 (the Initial Filing together with Amendments Nos. 1-11, the "Original Schedule 13D"). Capitalized terms used but not defined herein have the respective meanings given to them in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference.

This Amendment No. 12 is being filed to amend the Original Schedule 13D to indicate that Danone USA Public Benefit Corporation (formerly known as Danone North America PBC) and Danone S.A. no longer beneficially own any securities of the Issuer and therefore shall cease to be reporting persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and restated as follows:
As of May 19, 2026, the reporting persons no longer beneficially own any shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On May 19, 2026, Danone S.A.'s wholly owned subsidiary, Danone USA Public Benefit Corporation, completed the sale of Danone USA Public Benefit Corporation's holdings in the Issuer. Danone S.A. previously disclaimed any indirect beneficial ownership of Common Stock of the Issuer and, as a result of this transaction, Danone USA Public Benefit Corporation no longer has beneficial ownership of any of the Common Stock of the Issuer. Danone USA Public Benefit Corporation and Danone S.A. are filing this Amendment as a final amendment to the Original Schedule 13D. Danone USA Public Benefit Corporation only retains voting power over the shares of Common Stock in respect of matters where there is a record date prior to May 19, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:
As of May 19, 2026, the reporting persons no longer beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: Item 4 of this Amendment is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 19, 2026.

## Signatures
- Danone S.A.: /s/ Laurent Sacchi, Laurent Sacchi, General Secretary (05/20/2026)
- Danone USA Public Benefit Corporation: /s/ Stephane Gayet, Stephane Gayet, Vice President of Finance and Chief Financial Officer (05/20/2026)